Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (Gold Fields or the Company) GOLD FIELDS BOARD STANDS BEHIND EXISTING TERMS OF TRANSACTION WITH YAMANA GOLD 1. INTRODUCTION Shareholders are referred to the announcements published by Gold Fields on 31 May 2022, 11 July 2022, 4 October 2022, 24 October 2022 and 4 November 2022 (Previous Announcements) regarding the proposed acquisition of all the issued and outstanding common shares of Yamana Gold Inc. (Yamana) pursuant to a plan of arrangement (the Transaction). Capitalised terms not defined in this announcement have the meaning given to such terms in the Previous Announcements as applicable. 2. THE BOARD BELIEVES THE GOLD FIELDS TRANSACTION REMAINS SUPERIOR TO THE JOINT OFFER 2.1 The Gold Fields Board (the Board) has convened to consider the Joint Offer of Pan American Silver Corp. (Pan American) and Agnico Eagle Mines Limited (Agnico) to acquire all of the issued and outstanding common shares of Yamana, based on the information included in the joint press release issued by Pan American and Agnico on 4 November 2022 and the press release issued by Yamana the same day. 2.2 Having considered this information in consultation with its financial and legal advisers, the Board continues to believe that the Gold Fields Transaction remains strategically and financially superior to the Joint Offer. Gold Fields believes in the highly complementary fit of Yamana's operating assets and its extensive pipeline of future growth projects will create significant near-term and long-term value for the shareholders of both Gold Fields and Yamana when added to Gold Fields’ current portfolio of assets. Gold Fields' proven financial, technical and ESG track record make it the right custodian for the combined assets. 2.3 Consequently, the Board has unanimously determined that it will not offer to change the terms of the Transaction. In coming to this determination, the Board has taken into account its commitment to capital discipline and considered the fairness of the Transaction to both Gold Fields and Yamana shareholders over the long term. As previously advised, Gold Fields will continue to work towards completion of the Transaction on its current terms for the benefit of the shareholders of both companies in accordance with the Arrangement Agreement. 2.4 The meeting of Yamana Shareholders to approve the Transaction is scheduled for 21 November 2022. For a copy of the Yamana Circular in relation to that meeting please see Yamana’s profile at www.sedar.com and its website at www.yamana.com. The Gold Fields General Meeting to approve the Transaction is scheduled for 22 November 2022. For a copy of the Gold Fields Circular and for further information on the Transaction and related Transaction Documents, please visit Gold Fields' website at www.goldfields.com.

Gold Fields will continue to update shareholders in relation to any important developments about the Transaction on SENS and Form 6-K. Johannesburg 7 November 2022 Lead Financial Adviser and JSE Transaction Sponsor: Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities Financial Adviser: J.P. Morgan Chase Bank, NA., Johannesburg Branch South African Legal Counsel: Webber Wentzel U.S. and International Legal Counsel: Linklaters LLP Canadian Legal Counsel: Fasken Martineau DuMoulin LLP Notes to editors About Gold Fields Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. Gold Fields has total attributable annual gold-equivalent production of 2.34Moz, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Gold Fields’ shares are listed on the Johannesburg Stock Exchange (JSE) and its American depositary shares trade on the New York Stock Exchange (NYSE). About Yamana Gold Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. For more information, please contact: Gold Fields Investors Avishkar Nagaser, EVP, Investor Relations and Corporate Affairs Tel: +27 11 562 9775; Mobile: +27 82 312 8692 Email: Avishkar.Nagaser@goldfields.com Thomas Mengel, Manager, Investor Relations Tel: +27 11 562 9849; Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com Gold Fields Media Sven Lunsche, Vice President Corporate Affairs Tel: +27 11 562 9763; Mobile: +27 83 2609279 Email: Sven.Lunsche@goldfields.com Media Brunswick Group (Communications adviser to Gold Fields)

Johannesburg: Timothy Schultz; Tel: +27 82 309 2497 London: Pip Green / Tom Pigott; Tel: +44 20 7404 5959 North America: Emily Levin / Nikki Ritchie; Tel: +1 202 617 8582 / Tel: +1 845 682 9850 Important Information Further information pertaining to the Transaction is contained in the Transaction Documents. Shareholders are advised to read the Transaction Documents, which contains the terms and conditions of the Transaction, with care and in full. Any decision or analysis of and/or election in respect of the Transaction, and/or other matters dealt with in the Transaction Documents should be made only on the basis of such information. Nothing contained in this announcement constitutes, or is intended to constitute, investment, tax, legal, accounting or other professional advice. No Offer or Solicitation This announcement is for information purposes only and does not constitute or form part of any offer to sell or issue or any solicitation of any offer to buy or subscribe for any securities in the United States or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States or any other jurisdiction, and any securities issued in connection with the Transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws. No public offering of securities is being made in any jurisdiction where such an offering would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions. The information contained in this announcement does not constitute or form a part of any offer to the public for the sale of, or subscription for, or an invitation, advertisement or the solicitation of an offer to purchase and/or subscribe for, securities as defined in and/or contemplated by the South African Companies Act, No. 71 of 2008 (South African Companies Act). Accordingly, this announcement does not, nor does it intend to, constitute a “registered prospectus” or an advertisement relating to an offer to the public, as contemplated by the South African Companies Act and no prospectus has been, or will be, filed with the South African Companies and Intellectual Property Commission in respect of this announcement. The information contained in this announcement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended (FAIS Act) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of any securities referred to in this announcement or in relation to the business or future investments of Gold Fields and/or Yamana, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act. The information contained within this announcement is deemed to constitute inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the

European Union (Withdrawal) Act 2018). Upon publication of this announcement, this information is now considered in the public domain. This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. No shares are being offered to the public by means of this announcement. This announcement does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities or the solicitation of any vote for approval in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity, or the making of any investment decision. Forward-looking Statements This announcement contains “forward-looking statements” and “forward-looking information” under applicable securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Undue reliance should not be placed on such statements. Forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “will,” “would,” “estimate,” “expect,” “believe,” or “potential.” Forward-looking statements in this announcement may include, without limitation: statements relating to the Transaction and the expected timing of the Yamana and Gold Fields meetings and NAV estimates. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions at Gold Fields and Yamana’s properties and operations; permitting, development, operations and expansion of Gold Fields’ and Yamana’s operations and projects being consistent with current expectations and mine plans; the TSX approving Gold Fields’ listing application; attaining the necessary normalised earnings to enable Gold Fields to pay the expected; political developments in any jurisdiction in which Gold Fields or Yamana operate being consistent with current expectations; certain exchange rate assumptions for the Australian dollar, South African rand or the Canadian dollar to the U.S. dollar, as well as other exchange rates being approximately consistent with current levels; certain price assumptions for gold, copper, silver, zinc, molybdenum and oil; prices for key supplies being approximately consistent with current levels; the accuracy of current mineral reserve and mineral resource estimates; and other planning assumptions. Risks relating to forward-looking statements in regard to Gold Fields’ business and future performance may include, but are not limited to, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on operations, conflict resolution governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Gold Fields’ and Yamana’s businesses; the risk associated with Gold Fields’ and Yamana’s ability to obtain required shareholder approval of the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorisation that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that earnings are not as expected; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the Transactions, the response of business partners and retention as a result of the announcement and pendency of the Transactions; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on Transaction-related issues. Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the JSE and the United States Securities and Exchange Commission, including the Gold Fields’ Integrated Annual Report 2021 and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 31 March 2022 (SEC File no. 001-31318) and details of potential risk and uncertainties affecting the combined business operations of Gold Fields and Yamana after the Transaction are described in the Circular. Gold Fields is not affirming or adopting any statements or reports attributed to Yamana in this announcement or made by Yamana outside of this announcement. These forward-looking statements speak only as of the date they are made. Gold Fields does not undertake any obligation to publicly release revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this announcement, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Shareholders should not assume that any lack of update to a previously issued "forward-looking statement" constitutes a reaffirmation of that statement.